CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered (1)	Proposed Maximum Aggregate Offering Price per Security (2)		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.00001 per share	5,500,000	$0.1901	(2)	$1,045,550	$96.92	*

(1) Represents 5,500,000 shares of common stock that are issuable to the selling stockholder pursuant to a common stock purchase agreement. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers any additional shares of common stock which may become issuable to prevent dilution from stock splits, stock dividends and similar events.

(2) Estimated solely for calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, on the basis of the average of the high and low sale prices of the common stock on the OTC Pink on December 27, 2021.

* Previously paid.